Exhibit 4.2

CHINA ZENIX AUTO INTERNATIONAL LIMITED

BVI Business Company

Limited by Shares

(Incorporated under the BVI Business Companies Act, 2004 of the British Virgin Islands)

(the “Company”)

With BVI Company Number 1492903

Share Certificate

Certificate Number

Number of Shares

Authorised to issue a maximum of 500,000,000 shares consisting of:

ordinary shares of USD 0.0001 each

THIS IS TO CERTIFY THAT is the registered holder of shares in the above named Company, subject to the Memorandum and Articles of Association of the said Company and to the terms and conditions (if any) endorsed hereon.

Executed on behalf of the Company

this day of

Director

No transfer of the above mentioned share(s) will be registered except in accordance with the Memorandum and Articles of Association of the Company and the BVI Business Companies Act, 2004 of the British Virgin Islands.

©1998 GOES 3910

All Rights Reserved

LITHO. IN U.S.A.